EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(dollar amounts in thousands)	2017	2016	2017	2016
Pretax income before adjustment for income from unconsolidated subsidiaries	$69,933	$70,754	$106,973	$108,981
Add:
Fixed charges	11,147	9,337	20,234	17,579
Adjusted pretax income	$81,080	$80,091	$127,207	$126,560
Fixed charges:
Interest expense	$8,376	$6,958	$15,524	$13,244
Estimate of interest within rental expense	2,771	2,379	4,710	4,335
Total fixed charges	$11,147	$9,337	$20,234	$17,579
Ratio of earnings to fixed charges	7.3	8.6	6.3	7.2